SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 10SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                     BRADEN TECHNOLOGIES INC.
        (Exact name of Company as specified in its charter)

NEVADA                                        88-0419475
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                Identification No.)

Suite 505, 1155 Robson Street
Vancouver, British Columbia, Canada           V6E 1B5
(Address of principal executive offices)      (Zip Code)

Registrant's telephone number, including area code:
604-689-1659

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered

Common Stock                           None

Securities to be registered pursuant to Section 12(g) of the Act:

             Common Shares, par value $0.001 per share
                           (Title of class)

<PAGE 2>

             TABLE OF CONTENTS
                                                          Page

COVER PAGE.................................................1

TABLE OF CONTENTS..........................................2

PART I.....................................................3

DESCRIPTION OF BUSINESS....................................3

DESCRIPTION OF PROPERTY...................................13

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES...13

REMUNERATION OF DIRECTORS AND OFFICERS....................14

SECURITY OWNERSHIP OF MANAGEMENT AND
  CERTAIN SECURITYHOLDERS ................................14

INTEREST OF MANAGEMENT AND OTHERS IN
 CERTAIN TRANSACTIONS ................................... 15

SECURITIES BEING OFFERED................................. 15

PART II   ............................................... 16

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS  ............ 16

LEGAL PROCEEDINGS........................................ 17

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ........... 17

RECENT SALES OF UNREGISTERED SECURITIES ................. 17

INDEMNIFICATION OF DIRECTORS AND OFFICERS ............... 17

PART F/S ................................................ 19

FINANCIAL STATEMENTS .................................... 19

PART III ................................................ 19

INDEX TO EXHIBITS ....................................... 19

SIGNATURES ...............................................19

<PAGE 3>

PART I

The issuer has elected to follow Form 10-SB, Disclosure
Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS

Organization

Braden Technologies, Inc. (the "Company") was organized as a
Nevada corporation on February 17, 1999.

Business

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company has an interest in the properties described below under the heading "Mineral Property Option Agreement", designated below as the "Miranda Property". The Company intends to carry out exploration work on the Miranda Property in order to ascertain whether the Miranda Property possesses commercially developable quantities of gold and other precious minerals.


<PAGE 4>

Mineral Property Option Agreement

By an agreement made as of February 18, 1999 between the Company and Miranda Industries Inc. of Suite 505 - 1155 Robson Street, Vancouver, British Columbia ("Miranda"), the Company acquired from Miranda the option (the "Option") to acquire a 50% interest in certain mineral claims situated in the State of Nevada (the "Miranda Property"). The consideration paid by the Company to Miranda for the grant of the Option at the time of execution was $1,000 US.

The Option is exercisable by the Company incurring the following property exploration expenditures on the Miranda Property:

1. initial exploration expenditures in the amount of $10,000 US by February 28, 2000; and

2. cumulative exploration expenditures in the amount of $250,000 US by February 28, 2002.

Property exploration expenditures include all reasonable and necessary monies expended on or in connection with the exploration and development of the Miranda Property determined in accordance with generally accepted accounting principles.

In addition, until the Company shall have secured a 50% interest in the Miranda Property, the Company is obligated to cover all Property Acquisition Costs due under the Underlying Agreement, as discussed below.

Upon the Company acquiring a 50% interest in the Miranda Property by exercise of the Option, the Company and Miranda will enter into a joint venture for the purpose of further exploring and developing and, if economically and politically feasible, constructing and operating a mine on the Miranda Property.

The Company's Option is subject to an Underlying Agreement dated the 12th day of February, 1997 (the "Underlying Agreement") between Miranda and John Rice of P.O. Box 20074,
Reno, Nevada 89515("Rice") whereby Miranda acquired an undivided 100% right, title and interest in the Miranda Property from Rice (the "Underlying Agreement") by staking the mining claims comprising the Miranda Property, making a payment to Rice of $5,000 US in cash, and issuing to Rice 70,000 common shares of Miranda Industries
Inc. as follows:

1. 10,000 shares along with the $5,000 upon approval of the Agreement by the Vancouver Stock Exchange and the staking of at least twenty mining claims;
2. 10,000 shares within 30 days of the issuance of a news release on the results of a drill program in which the grade-thickness of 4 feet-ounces/ton is received;
3. 20,000 shares within 30 days of the receipt of a final, signed version of a positive pre-feasibility study on the property, prepared by an independent, qualified party; and

<PAGE 5>

4. 30,000 shares within 30 days of the receipt of a final, signed version of a positive feasibility study on the property, prepared by an independent, qualified party.

Miranda has represented to the Company that the mineral claims comprising the Miranda Property have been staked and the initial payment of $5,000 made to Rice, each as required to maintain the Underlying Agreement in good standing. As stated above, until the Company shall have secured a 50% interest in the Miranda
Property, the Company has agreed to pay all Property Acquisition
Costs required under the Underlying Agreement. Property Acquisition Costs means: (1) all cash payments due Rice, and (2) in the case where common shares are to be issued to him, a sum equal to the average closing price of the Miranda Common Stock for the 15 full trading days immediately preceding the date of the event that triggers the requirement for the issuance of the Common Shares of Miranda under the underlying agreement.

Miranda Property

The thirty-seven lode claims comprising the Miranda Property have been located and filed by Miranda on land administered by the U.S.
Bureau of Land Management.  The claims are named the Basin Claims.

The Miranda Property is located in Sections 1-3, T8N, R40E and
Sections 34-36, T9N, R40E in the southern Toiyabe Mountains approximately 38 miles (61 kms.) north of Tonopah, Nevada. Thirty-seven lode claims have been located by Miranda USA on land administered by the U. S. Forest Service.

The Miranda Property is approximately 22 miles (35 kms.) west-southwest of Round Mountain (8 million ozs Au) and 31 miles (50 kms.) east-southeast of Paradise Peak. The project is located 20 miles (32 kms.) north of the Hall molybdenum mine and 7 miles (11 kms.) north of the Green Lizard copper prospect. Homestake Mining Company was exploring in the East Golden area approximately 8 miles (13 kms.) west-northwest of the Miranda Property.

History of the Property

The property was originally prospected for its' mercury potential over 50 years ago. Later, fluorspar was mined from the Colton Mine in the main part of the district. In the early-mid seventies, Louisiana Land and Minerals drilled 8-10 holes, presumably testing for fluorspar. These holes are vertical, large diameter (12-14 inches) conventional drill holes. Freeport Exploration (now Independence Mining) located claims in the area but chose not to pursue making a deal with the land owner that controlled claims over the main part of the property.

Miranda USA located 37 claims on the property in January 1997 after the property became open. Miranda now controls 37 unpatented claims.


<PAGE 6>

Regional Geology

There are two primary ages of volcanic activity represented in the southern Toiyabe Range. The oldest volcanic rocks exposed in the area are ash-flow tuffs of the middle volcanic sequence as described by Kleinhampl and Ziony (1985). Ash-flow tuffs of the middle volcaninc sequence are common to both the southern Toiyabe Mountains and the Shoshone Range immediately to the west of the Toiyabe Mountains. The middle volcanic sequence is made up of numerous lithic units, some of which are widespread and others of limited areal extent. Meaning there were numerous eruptive centers in the area. The middle volcanic sequence unconformably overlies the lower volcanic sequence which in turn unconformably overlies pre-Tertiary sediments, neither of which are exposed in the southern Toiyabe Mountains. Absolute age of the middle volcanic sequence is not known but is presumed to be early Miocene (Kleinhampl and Ziony 1985). Volcanism affected much of the area simultaneously and continuously for a long period of time prior to the eruption of the Toiyabe Quartz Latite. The Toiyabe Quartz Latite is also widespread in both the southern Toiybe Mountains and the Shoshone Range. The Toiyabe Quartz Latite consists of a homogeneous series of rocks suggesting that it came from a single eruptive center (Kleinhampl and Ziony, 1985). The Toiyabe Quartz Latite is dated at 21-24 m. y.

There are a number of hypothesized calderas in the southern Toiyabe Mountains and western Nye County. Their existence has only recently begun to be observed. East-to-west trending linears and west-northwest-trending linears are common throughout this part of the Great Basin. One of these west-northwest trending linears bisects the Miranda Property area which trends east-southeast toward the Manhattan mining district and the East and West Golden districts to the west-northwest.

Local Geology

Stratigraphy

The middle volcanic sequence of rocks at The Miranda Property consists of a number of ash-flow units (Figure 3). The lower most unit (Tsb1) is a medium gray rhyolite tuff which contains 20-25% crystals (quartz, plagioclase, and k-feldspar). All phenocrysts are less than 2 mm diameter. There are no mafic phenocrysts and the lithic and pumice fragment content are minor. This rock type forms blocky, massive outcrops, which crop out in the eastern part of the project area.

In gradational contact with the underlying unit is a light tan to light gray tuff (Tsb2) which consists of 25-30% crystals (quartz, plagioclase and k-feldspar), biotite is minor (<5%), and lithic and pumice fragments are less than 1%. This rock type forms slopes and weathers tan.

<PAGE 7>

The next overlying unit is a medium gray, welded, and pumice rich tuff (Tpr). This unit is moderately welded near its lower contact with the underlying unit and becomes less welded higher up in the section. This unit contains 15-20% crystals (quartz, plagioclase, and k-feldspar), no mafics, and pumice fragments make up 20-30% of the rock. This unit forms blocky outcrops and in the upper part of the section it forms rounded outcrops with a " vuggy" appearance due to the weathering out of the pumice fragments.

These 3 tuffs may belong to a single intracaldera cooling unit. The primary distinguishing characteristics between these members are the presence or absence of mafic phenocrysts and pumice fragments. Unconformably overlying all of these rocks is the Toiyabe Quartz Latite. In many locations the lower-most contact of the Toiyabe Quartz Latite is marked by a vitrophyre that ranges in thickness from a few feet to tens of feet.

Structure

The middle volcanic sequence is exposed through a structural window in the younger, overlying Toiyabe Quartz Latite. The sequence of events that lead to the creation of this window are
1) the formation of the "The Miranda Property" volcano, 2) formation of the resurgent dome, 3) mineralization along a major, westerly striking structure, 4) deposition of the Toiyabe Quartz Latite at a level below that of the volcano/resurgent dome's paleotopographic highs, and 5) collapse of the volcanic center forming the present caldera. The minimum diameter of the caldera is approximately 2,400 feet (730 meters). This is the amount of the caldera that is exposed in the window and it is quite possible that the caldera is bigger than what is exposed.

In general, volcanic rocks at the Miranda Property dip moderately to the south at angles between 30 degrees and 50 degrees and strikes from N90 degrees W to N50 degrees W. Dips are taken from outcrops that exhibit flow textures such as flattened pumice fragments.

Mapping and drilling data have brought forth evidence that there are numerous blocks within the caldera that have been down-dropped (Figure 5). The blocks at the center of the caldera have the most amount of vertical displacement being down-dropped at least 1,000 feet (305 meters) compared to rocks outside of the ring fracture zone. This is based on reconstructing the paleotopography using displacement of the vein as a guide to repositioning the down-dropped blocks.

Mineralized structures occur in two different locations on the property. The North zone and South zone. The North zone strikes from N55 degrees W to N70 degrees W and dips 40 degrees to 70 degrees to the north. The structure can be followed for approximately 1,000 feet (305 meters). The South vein strikes N70 degrees W and dips from 25 degrees to 70 degrees to the north. The South zone can be traced for approximately 2000 feet (660 meters). The structures are primarily filled with quartz and fluorite is a common gangue mineral. The structures vary in thickness from a few inches to 15 feet (4.6 meters).

<PAGE 8>

Caldera collapse structures are arcuate in shape and are high angle. The collapsed blocks are down-dropped toward the center of the dome.

Alteration

The primary alteration types are silicification and argillization with rare potassic alteration.

On surface exposures, argillization is ubiquitous and generally confined to the pumice fragments and feldspar phenocrysts in weak to moderate amounts away from the veins. The strongest argillic alteration corresponds with proximity to vein exposures. Locally, hanging wall rocks adjacent to veins can be strongly argillized, affecting groundmass as well as phenocrysts and fragments. The strongest zone of argillic alteration occurs along the middle part of the South vein zone in prospect pits where the volcanic tuffs are strongly argillized, both groundmass and phenocrysts. This argillized zone is at least 200 feet (61 meters) wide and can be followed along strike to the west for 700 feet (213 meters) before being covered by alluvium. Drill hole SB97-2 encountered 80 feet (24 meters) of strongly argillized hanging wall rock before intersecting the quartz vein and silicified rock of the vein structure at 110 feet (33 meters). Argillic alteration along the North vein structure can be followed along strike for approximately 1,800 feet (550 meters). This north zone of argillic alteration is primarily confined to pumice fragments and feldspar phenos. Along strike to the west, the vein trends under post-mineral volcanic rocks which obscurs the true extent of alteration related to the North vein. Post-mineral volcanics also cover the hanging wall rocks north of the North vein, making the total width of the argillic alteration indeterminate.

Silicification can be seen weakly altering the ground mass of the volcanic units to strongly flooding the rocks and completely masking the texture of the host. Silica alteration is confined to a zone adjacent to the vein structures. Silicification forms a tabular zone that can be 200-300 feet (61-91 meters) thick, as in drill holes SB97-1, 2, 4, and 6. Silicification occurs in footwall as well as hangingwall rocks. Silicification occurs along the entire length of both of the vein zones but stronger in the western part of the vein structures.

Mineralization

Gold and silver mineralization is directly related to quartz veins and silicification. Veins range in size from a fraction of an inch to 15 feet (4.6 meters). The North vein zone has the thickest and most prominent vein structures. The North vein strikes west-northwest for 1,000 feet (305 meters) while the South vein zone also strikes west-northwest 2,000 feet (610 meters). Both veins dip moderately to the north.

<PAGE 9>

Stockwork veining is common in the strongest areas of silicification and quartz veining. There are at least 3 periods of silicification as observed in drill chips and hand samples. Very fine-grained pyrite occurring in trace amounts is the only sulfide observed to date. The pyrite is most commonly associated with strongly silicified rock and was more commonly found in drill holes than on the surface.

Results

The highest gold value from surface rock chip samples was 1.0 oz Au/ton and the highest silver was 14.7 ozs Ag/ton. Of 61 samples collected 14 samples had less than detectable amounts of gold (<5ppb), 32 had between 6-99 ppb Au, and 15 had greater than 100 ppb Au. Samples anomalous in gold are normally anomalous in silver. The highest gold and silver values are from the same sample. The second highest assay was 0.11 oz Au/ton and 1 oz Ag/ton, which was a 30 foot (9 meter) channel across the outcrop that contained the 1 oz Au/ton rock sample. Drill hole SB97-1 tested this anomalous outcrop. Mercury is the most anomalous trace element. It also has a good correlation with gold and silver values. The sample that ran 1 oz Au/ton and 14.7 ozs Ag/ton contained 11.195 ppm Hg. The most anomalous mercury values (>50 ppm Hg) came from the mercury prospects on the western part of the property where cinnabar is common within the altered volcanic rocks.

A soil grid was established on the property. The North and South vein zones were covered by the grid. The grid lines are 400 feet apart with 50-foot sample spacings. Four short soil lines were established over the mercury anomaly and two lines were run over the alluvium covered area between the two separate areas. A total of 507 soil samples were collected. Gold values from the soil survey defines the North vein zone but only defines the eastern half of the South vein zone. The western half of the South vein zone, where the highest rock chip value was located, did not show up as anomalous in the soil samples. Mercury values also picked up the North vein zone but not the South vein zone. The western mercury prospects also showed up as a mercury anomaly.

Drill hole and surface sampling had located low-grade gold and silver mineralization. Drilling during October 1997 tested the upper portion of the vein by drilling along the south vein zone (drill holes SB97-1, 2, 6, and 8). A lower part of the vein was tested by drilling the North vein zone (drill holes SB97-3, 4, 5, and 9). Drill hole SB97-4 was the best drill hole and encountered 220 feet (67 meters) of strongly silicified and brecciated rock with two thick quartz veins of about 10 and 20 foot thicknesses (3 and 6 meters). Figure 6 shows the location of the holes drilled during1997. The thicker vein intercept contained 10 feet (3 meters) of 0.02 oz/ton gold. The assays above and below this interval were strongly anomalous containing 286 ppb and 123 ppb gold respectively. With better assay values occurring in the lower part of the vein suggests that more down dip portions of the vein may result in better gold and silver values. The strike extent of the down dip portion of the vein is covered by post-mineral volcanics.

<PAGE 10>

Conclusions and Recommendations of the Consulting Geologist

The Miranda Property is a volcanic hosted, epithermal gold-silver system that has the potential of hosting a precious metals deposit. The deposit would be hosted within the quartz veins and adjacent wallrock which is strongly quartz-stockwork mineralized and silicifed. The two main quartz veins, the North vein and the South vein, can be followed along strike for 1,000 feet (305 meters) and 2,000 feet (610 meters), respectively. The quartz veins can be as much as 15 feet (4.6 meters) thick. In addition to the quartz veins, there is widespread and intense quartz-stockwork veining and silicification adjacent to the quartz veins. This occurs in both the footwall and hangingwall.

Surface rock chip samples assay as high as 1.0 oz Au/ton and 14.7 ozs Ag/ton from a quartz vein within a quartz-stockwork zone. A 30-foot (9 meters) channel sample from this same zone assayed 0.11 oz Au/ton and 1.0 oz Ag/ton. The widespread extent of quartz veining and quartz-stockwork mineralization and silicification indicates the mineralizing system is large and multiple episodes of veining suggest mineralization occurred over a long period of time.

There is evidence that the system contains gold and the occurrence of gold is widespread. The next step would be to further delineate drill targets and do additional drilling to test different targets. First, there should be a gradient IP survey over about one square mile. This will locate disseminated sulfides and silicified zones for drill hole targeting. It was recommended that during testing, the North vein structure be drilled because of the encouraging results of SB97-4.
This would require the construction of roads in order to provide drill access to test down-dip of the 0.02 oz/ton Au intercept.

More detailed alteration mapping might give indications as to the intensity of the system and point to directions for further exploration. Additional trace element geochemical surveys along with ratios of these elements may also point to direction for further exploration. The following table summarizes the costs involved in testing this target.

Phase I

Gradient IP    Contractor   $9,000 Survey
Survey

               Geologist      $700 Supervision and planning
               Reporting      $500 Summary and interpretations
               Contingency  $1,000 @ 10%
               -----------  ------
               TOTAL       $11,200

<PAGE 11>

Phase II

Secret Basin   Contractor  $50,000 Reverse circulation drilling
               Geologist    $7,500 Supervision and geology
               Assaying    $12,000 For each 5 ft sample
               Road
               Building     $8,000 Includes mobilization
               Permitting   $1,000 With the Forest Service
               Filing Fees  $3,500 Filing fees and staking
                                   additional claims
               Reporting    $4,000 Summary reports
               Contingency $12,900 @ 15%:  meetings, management,
               ----------- ------- misc.
               TOTAL       $98,900

Company's Plan of Operation

The Company has determined to proceed with Phase One of the exploration program on the Miranda Property. The Company has raised sufficient funds from prior offerings of its securities, as set forth in Item 4 of Part II of this Registration Statement, to proceed with Phase One of the exploration program. The Company will assess whether to proceed with Phase Two of the exploration program upon completion of Phase One and an evaluation of the results of the Phase One program.

Administration

The Company has entered into a management contract dated February 17, 1999 with Senate Capital Group Inc. whereby Senate Capital has agreed to provide office administration services to the Company for a fee of $1000 US per month for a one-year term commencing February 17, 1999 and ending on February 29. 1999.
The services include reception, secretarial services, accounting services, investor relations and other general office services.

Competition and Marketing

The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

<PAGE 12>


Compliance with Government Regulation

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the State of Nevada. In addition, production of minerals in the State of Nevada will require prior approval of applicable governmental regulatory agencies. There can be no assurance that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known in advance.

Exploration Risk

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is not any certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.


No Known Bodies of Ore

There are not any known bodies of ore on the Company's properties. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

Research and Development Expenditures

During the past two fiscal years, the Company has not completed any research or development expenditures. Miranda Industries Inc., the vendor of the Miranda Property, has completed the geological exploration program on the Miranda Property, as discussed above.

Subsidiaries

The Company has no subsidiaries.


<PAGE 13>

Employees

The Company has no employees. The Company conducts its business through agreements with consultants and arms-length third parties.

Patents and Trademarks

The Company does not own, either legally or beneficially, any patent or trademark.

Item 7.  Description of Property

The Company has an option to acquire a 50% interest in the Miranda Property, as described in detail in Item 6 of Part I of this Registration Statement under "Mineral Property Option
Agreement".

The Company does not own or lease any property other than the Miranda Property. The Company has entered into an office administration contract dated February 17, 1999 with Senate Capital Group Inc. whereby Senate Capital has agreed to provide office administration services to the Company for a fee of $1000 US per month.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the directors, executive officers and significant employees of the Company, their present positions with the Company, and their biographical information.

1.   Directors and Officers

Name of Director       Age       Position         Term of Office
----------------       ---       --------------   --------------
Peter William Bell      63       President/Sec.
                                 Treasurer        One year
Ross William Bailey     37       Director         One year
Richard Douglas Wilson  41       Director         One year

Mr. Peter William Bell is a director and is President of the Company. Mr. Bell is a self-employed consultant and is a director of Current Technology Corporation. Mr. Bell has a Bachelor of Science Degree in Pharmacy from the University of Manitoba and a Masters in Business Administration from the University of Western Ontario. Mr. Bell practiced as a licensed pharmacist until 1968. Mr. Bell has provided a wide range of consultant services to health care companies and organizations. Mr. Bell has been a director and member of a number of health care companies and professional organizations.


<PAGE 14>


Mr. Ross William Johnston Bailey is a director of the Company and has a Bachelors Degree in Mechanical Engineering from the University of Victoria and is enrolled in the Masters in Business Administration program at Simon Fraser University. Mr.
Bailey has been employed with Ballard Power Systems as a manufacturing engineer since 1995.

Richard Douglas Wilson is a director of the Company and has been managing publicly traded companies for the past 12 years on the Vancouver Stock Exchange. He has been instrumental in raising needed capital for several mineral resource companies. He is President of International Chargold Resources which is building a precious metals refinery in Ghana, West Africa.

2.   Significant Employees

The Company does not have any significant employees.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for the fiscal year which will end on January 31, 2000. As indicated below, the Company does not presently pay any compensation to any of its officers and directors. The Company may during the course of the current year decide to compensate its officers and directors for their services. No other compensation is anticipated to be paid any such officers other than the cash compensation set forth below.


                        Summary Compensation Table

Name                              Position     Year    Salary
---------------------------       ---------    -----   ------
Peter Bell                        President    1999      Nil
Ross William Johnston Bailey      Director     1999      Nil
Richard Douglas Wilson            Director     1999      Nil


The Company does not pay to its directors any compensation for each director serving on the Company's board of directors.


Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer and (iii) all directors and officers as a group:



<PAGE 15>
                                       Amount of
                 Name and Address      Beneficial     Percent
Title of Class   of Beneficial Owner   Ownership      of Class
--------------   -------------------   ----------     --------
Common Stock     Peter William Bell       500,000       17.54%
Common Stock     Ross W.J. Bailey         100,000        3.51%
Common Stock     Richard Douglas Wilson    50,000        1.75%
Common Stock     Aileen Mary Fehr         250,000        8.77%
Common Stock     Gordon H. Lloyd          250,000        8.77%
Common Stock     Dennis Lyle Higgs        200,000        7.02%
Common Stock     Douglas V. Higgs         200,000        7.02%
Common Stock     Darcy Allan Higgs        200,000        7.02%
Common Stock     Eric Gordon Fergie       175,000        6.14%
Common Stock     Directors and Officers
                 As a Group               650,000       22.80%

Item 11.  Interest of Management and Others in Certain
Transactions

None of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

It should be noted, however, that the Consulting Geologist, John Rice, who prepared the geological reports on which the business plan was at least partially based, is the Vendor on the Underlying Agreement which transferred the mineral rights to Miranda and as a result will be entitled to up to 70,000 common shares of Miranda Industries Inc. as described above under the section entitled "Mineral Property Option Agreement"

Item 12.  Securities Being Offered

Common Stock

The Company has authorized 25,000,000 common shares par value
$0.001 of Common Stock, of which 2,850,000 are currently outstanding.

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. There is no right to cumulate votes for the election of directors. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Certificate of Incorporation.

<PAGE 16>

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor, subject to the rights of holders of any outstanding preferred stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and non-assessable.

Warrants

The Company does not have any warrants to purchase securities of the Company outstanding.

Options

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

Pacific Stock Transfer of Las Vegas, Nevada has been appointed the transfer agent for the Shares.

                             PART II

Item 1.     Market Price of, and Dividends on, the Registrant's
Common Equity and Other Stockholder Matters

The Company anticipates applying for a listing on the OTC
Bulletin Board upon effectiveness of this registration statement.
Currently, there is no public market for the Company's stock and there is no assurance that a public market will materialize.

As of the date of this registration statement, there were Thirty-eight (38) registered shareholders in the Company. There are no dividend restrictions in the Company.

None of the holders of the Company's common shares or warrants or options to purchase common shares have any right to require the Company to register its common shares pursuant to the Securities
Act of 1933.



<PAGE 17>

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in February 1999.

Item 4.  Recent Sales of Unregistered Securities

The Company completed an offering of 650,000 common shares at a price of $0.01 per share on March 2, 1999 pursuant to Rule
504 of Regulation D of the Act, and Section 46(j) of the Securities Act of British Columbia.

The Company completed an offering of 2,100,000 common shares at a price of $0.01 per share on March 4, 1999. The offering was completed pursuant to Rule 504 of Regulation D of the Act, and
Section 46(j) of the Securities Act of British Columbia, and Section66(a) of the Securities Act of Alberta.

The Company completed an offering of 100,000 common shares at a price of $0.20 per share on March 12, 1999. The offering was completed pursuant to Rule 504 of Regulation D of the Act, and
Section 46(j) of the Securities Act of British Columbia.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.



<PAGE 18>


The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless
(i) such indemnification is expressly required to be made by law,
(ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or
(iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made
(i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

<PAGE 19>
                                PART F/S
                          FINANCIAL STATEMENTS


The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for the period ending March 15, 1999, including:

            (a)         Balance Sheet;

            (b)         Statement of Loss and Deficit;

            (c)         Statement of Cash Flows;

            (d)         Statement of Stockholders' Equity;

            (e)         Notes to Financial Statements.

2. Consent of Independent Accountant to use of financial statements.

                               PART III

                           INDEX TO EXHIBITS

Exhibit 1:    Articles of Incorporation
Exhibit 2:    Bylaws
Exhibit 3:    Mineral Property Option Agreement
Exhibit 4:    Agreement with John Rice
Exhibit 5:    Office Facilities and Service Contract
Exhibit 6:    Geological Report on the Miranda Property
              (Secret Basin Report)
Exhibit 7:    Consent of Geological Consultant to use of Report


                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




BRADEN TECHNOLOGIES, INC.

Date: April 19, 1999


By:_/s/ Peter Bell______________
   PETER BELL President and
   Chief Executive Officer